Exhibit 3.2

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF “ROKU, INC.”, FILED IN THIS OFFICE ON THE SEVENTH DAY OF MARCH, A.D. 2017, AT 1:57 O’CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

3582593 8100	Authentication: 202160111
SR# 20171637689	Date: 03-08-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ROKU, INC.

ROKU, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Roku, Inc. (the “Corporation”).

SECOND: The date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware was February 1, 2008.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:

1. Section M.5(h)(v)(B) of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

“(B) up to one hundred ninety-nine million fifty-nine thousand five hundred eighty-six (199,059,586) shares of Common Stock and/or options, warrants or other Common Stock purchase rights and the Common Stock issued pursuant to such options, warrants or other rights (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing date hereof) after the Original Issue Date to employees, officers or directors of, or consultants or advisors to, the Company or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board; provided, however, that such amount shall be increased to reflect any shares of Common Stock (i) not issued pursuant to the rights, agreements, option or warrants (“Unexercised Options”) as a result of the termination of such Unexercised Options or (ii) reacquired by the Company from employees, directors or consultants at cost (or the lesser of cost or fair market value) pursuant to agreements which permit the Company to repurchase such shares upon termination of services to the Company.”

FOURTH: All other provisions of the Amended and Restated Certificate of Incorporation of the Corporation shall remain in full force and effect.

FIFTH: Pursuant to a resolution by the Board of Directors, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 228 and 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

State of Delaware Secretary of State Division of Corporations Delivered 01:57 PM 03/07/2017 FILED 01:57 PM 03/07/2017 SR 20171637689 - File Number 3582593

IN WITNESS WHEREOF, ROKU, INC. HAS CAUSED THIS CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO BE SIGNED BY ITS PRESIDENT AND CHIEF EXECUTIVE OFFICER THIS 7TH DAY OF MARCH, 2017.

ROKU, INC.

By:	/s/ Anthony Wood
ANTHONY WOOD
President and Chief Executive Officer